EXHIBIT 2

Media Release

2 June 2003

Mayne to purchase NSW pathology assets from MIA

Mayne today announced that it had signed an agreement to purchase the assets of MIA’s NSW pathology business, Medical Diagnostics Australia (MDA).

The MDA assets will provide incremental growth to Mayne’s existing NSW pathology operations. The assets include five accredited collection centres and two laboratories, one of which is located next to Westmead Hospital. Mayne has forecast revenues for MDA in excess of $3.5 million for the 12 months to June 2004. The purchase price is $3.61 million.

The acquisition is conditional upon assignment of leases and Health Insurance Commission approval and is expected to be completed in early July 2003.

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